EMAIL: KSchlesinger@olshanlaw.com DIRECT DIAL: 212.451.2252

July 23, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long and Austin Appleby

Re:	Ault Disruptive Technologies Corporation Confidential Draft Submission No. 1 to Registration Statement on Form S-1 Submitted June 29, 2021 CIK No. 0001864032

Ladies and Gentlemen:

On behalf of Ault Disruptive Technologies Corporation, a Delaware corporation (the “Company”), we hereby confidentially submit through EDGAR one complete copy of Confidential Draft Submission No. 2 to the captioned Registration Statement on Form S-1 (the “Draft Registration Statement”), for the registration of units consisting of the Company’s common stock and warrants, including one complete copy of the exhibits listed in the Draft Registration Statement as filed therewith.

The Draft Registration Statement responds to the comment received from the staff of the Securities and Exchange Commission by telephone from Pamela Long and Austin Appleby on July 7, 2021 with respect to the Company’s Confidential Draft Submission No. 1 to the Registration Statement on Form S-1 filed by the Company on June 29, 2021.

In response to the SEC comment, the form of the Company’s Warrant Agreement is included as Exhibit 4.4 to the Draft Registration Statement. The Draft Registration Statement has also been amended to update disclosures related to the filing of the form of Warrant Agreement. See pages 33, 69, 88, 94, 159, F-2, F-11, F-14 and F-15.

The Company respectfully requests the staff’s review of the Draft Registration Statement to coincide with its timing to make a live public filing by mid August.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 451-2252), Spencer G. Feldman (tel.: (212) 451-2234) or Henry C.W. Nisser, the Company’s President and General Counsel (tel.: (646) 650-5044).

Very truly yours,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosures

cc:	Spencer G. Feldman, Esq.

Henry C.W. Nisser, Esq.